February 2, 2010

Kevin Woody/Accounting Branch Chief

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

PTS, Inc.

Your Letter of December 29, 2009

Form 10-KSB for the year ended December 31, 2008

Form 10-Q for the quarterly period ended September 30, 2009

File No. 000-25485

Mr. Woody:

This correspondence is in response to your letter dated December 29, 2009 in reference to our filing of the Form 10-KSB Form 10-KSB for the year ended December 31, 2008 and Form 10-Q for the quarterly period ended September 30, 2009 filed on the behalf of PTS, Inc., File No. 000-25485.

Please accept the following responses.

Form 10-K for the year ended December 31, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Stock Transactions, page F-13

1. We note your disclosure that you have recorded compensation expense for stock award to employees based on the awards’ intrinsic value on the date of issuance. Please explain to us how you determined it would be appropriate to record compensation expense based on intrinsic value rather than fair value. It appears that any stock awards/option grants made after January 1, 2006 would be recorded at fair value, not intrinsic value, under ASC718. In your response, please provide us with a detailed description of the relevant terms of each stock award and cite the any accounting literature the company relied upon in developing this accounting policy.

Answer: Pursuant to the awards, the employees were required to make payments equal to 85% of the fair value of the common stock on the date of grant. We have recorded an expense for the difference between the fair value of the common stock on the date of exercise and the payment required from the employees, to record the economic benefit received by the employee. There is no look back provision and awards are generally exercised within a few days after grant.

Note 10 – Stock Based Compensation, page F-19

2. We note your disclosure that there are 660,350,000 shares available for issuance under your Employee Stock Incentive Plan as of December 31, 2008. We further note from your 2006 Form 10-K that there were 880,100,000 shares available for issuance as of December 31, 2008.

Per note 4 to your 2008 financial statements, a total of 199,250,000 shares were issued to employees during 2008 and 2007 (20,000,000 and 179,500,000 in 2008 and 2007 respectively). As a result, there appears to be a discrepancy of approximately 20,500,000 shares. Please reconcile this difference for us. In your response, please provide us with a detailed list of all stock issuances under your Employee Stock Incentive Plan since inception in 2005. In your analysis, please tell us the following with respect to each stock based award:

•

The date and amount of each issuance

•

The fair value of the award on the grant date

•

The amount of compensation expense recorded

•

Whether the aware was granted using registered or unregistered stock. To the extent the shares had been registered, tell us the registration date. To the extent that the shares were unregistered, please tell us the exemption you have relied upon.

•

The individual to whom the ward was granted and their relationship to the Company.

•

The form of the award (restricted stock grant, stock option, etc.)

•

Any cash payment requirements upon exercise of any awards

Additionally, tell us what consideration you have given to disclosing this information in the notes to your financial statements.

Answer: The disclosure in the 2006 10KSB should have indicated that the remaining available shares under the plan were 967,350,000. The reported amount of 880,100,000 was incorrect. Using the correct remaining available shares at 12/31/06 we have reconciled the shares issued as follows:

Shares available 12/31/06	967,350,000
Shares issued 2007:
Employees	(179,250,000)
Independent Contractor	(50,500,000)
Shares issued 2008:
Employees	(20,000,000)
Independent Contractor	(58,000,000)
Shares cancelled	750,000

Shares available 12/31/08	660,350,000

See Exhibit A detailing the information requested for the 2005 awards.

We believe that the disclosures made in the filings are sufficient to adequately describe the cash requirements and the compensation cost associated with the awards.

2

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer

3

EXHIBIT A

PTS
2005 Employee Stock Incentive Plan
For the year 2005

			Compensation	Registration	Individual	Relationship	Form of	Vesting	restricted	Cash Payment
Date	# of Shares	Fair value	Expense recorded	Date		to Company	Award	period	period	requirements

6/28/2005	11,000,000	$4,400.00	$660.00	3/7/2005	Jade C. Kim	employee	S-8	6/28/2005	n/a	$3,740.00
6/28/2005	10,000,000	$4,000.00	$600.00	3/7/2005	Connie K. Castellanos	employee	S-8	6/28/2005	n/a	$3,400.00
6/29/2005	9,000,000	$3,249.95	$487.49	3/7/2005	Betty B.C. Wong	employee	S-8	6/29/2005	n/a	$2,762.46
6/30/2005	11,000,000	$4,304.36	$645.65	3/7/2005	Betty B.C. Wong	employee	S-8	6/30/2005	n/a	$3,658.71

7/20/2005	245,000	$8,413.33	$1,262.00	3/7/2005	Connie K. Castellanos	employee	S-8	7/20/2005	n/a	$7,151.33
7/20/2005	240,000	$8,241.62	$1,236.24	3/7/2005	Jade C. Kim	employee	S-8	7/20/2005	n/a	$7,005.38
7/21/2005	300,000	$8,379.99	$1,257.00	3/7/2005	Betty B.C. Wong	employee	S-8	7/21/2005	n/a	$7,122.99
7/25/2005	1,000,000	$40,000.00	$40,000.00	3/7/2005	James Brewer	independent contractor	S-8	7/25/2005	n/a
7/25/2005	1,000,000	$40,000.00	$40,000.00	3/7/2005	James Hancock	independent contractor	S-8	7/25/2005	n/a
7/28/2005	600,000	$11,545.92	$1,718.24	3/7/2005	Betty B.C. Wong	employee	S-8	7/28/2005	n/a	$9,736.68
8/9/2005	755,000	$10,505.52	$1,575.83	3/7/2005	Connie K. Castellanos	employee	S-8	8/9/2005	n/a	$8,929.69
8/9/2005	860,000	$11,966.54	$1,794.98	3/7/2005	Jade C. Kim	employee	S-8	8/9/2005	n/a	$10,171.56
8/9/2005	1,000,000	$12,000.00	$12,000.00	3/7/2005	James Brewer	independent contractor	S-8	8/9/2005	n/a
8/9/2005	1,000,000	$12,000.00	$12,000.00	3/7/2005	James Hancock	independent contractor	S-8	8/9/2005	n/a
8/15/2005	350,000	$8,701.66	$1,305.25	3/7/2005	Connie K. Castellanos	employee	S-8	8/15/2005	n/a	$7,396.41
8/15/2005	350,000	$8,533.05	$1,279.96	3/7/2005	Jade C. Kim	employee	S-8	8/15/2005	n/a	$7,253.09
8/23/2005	650,000	$5,224.93	$783.74	3/7/2005	Connie K. Castellanos	employee	S-8	8/23/2005	n/a	$4,441.19
8/30/2005	2,000,000	$18,000.00	$18,000.00	3/7/2005	Jade C. Kim	independent contractor	S-8	8/30/2005	n/a
8/30/2005	2,000,000	$18,000.00	$18,000.00	3/7/2005	Connie K. Castellanos	independent contractor	S-8	8/30/2005	n/a

11/22/2005	2,000,000	$8,438.47	$1,265.77	3/7/2005	Jade c. Kim	employee	S-8	11/22/2005	n/a	$7,172.70
11/28/2005	2,100,000	$6,680.44	$1,002.07	3/7/2005	Connie K. Castellanos	employee	S-8	11/28/2005	n/a	$5,678.37
12/9/2005	2,000,000	$4,136.35	$620.45	3/7/2005	Connie K. Castellanos	employee	S-8	12/9/2005	n/a	$3,515.90
12/14/2005	2,100,000	$5,918.04	$887.71	3/7/2005	Jade c. Kim	employee	S-8	12/14/2005	n/a	$5,030.33
12/27/2005	2,900,000	$6,267.62	$940.14	3/7/2005	Jade c. Kim	employee	S-8	12/27/2005	n/a	$5,327.48
12/27/2005	2,800,000	$6,050.69	$907.60	3/7/2005	Connie K. Castellanos	employee	S-8	12/27/2005	n/a	$5,143.09
TOTAL	67,250,000	$274,958.00	$160,230.00							$114,637

PTS
2005 Employee Stock Incentive Plan
For the year 2006

Date	# of Shares	Fair value	Compensation	Registration	Individual	Relationship	Form of	Vesting	restricted	Cash Payment
			Expense recorded	Date		to Company	Award	period	period	requirements

2/17/2006	9,000,000	$64,774.53	$9,716.18	3/7/2005	Connie K. Castellanos	employee	S-8	2/17/2006	n/a	$55,058.35
2/17/2006	8,800,000	$61,398.64	$9,209.80	3/7/2005	Jade C. Kim	employee	S-8	2/17/2006	n/a	$52,188.84
1/3/2006	2,000,000	$7,000.00	$7,000.00	3/7/2005	William Woo	independent contractor	S-8	1/3/2006	n/a
1/19/2006	3,000,000	$9,600.00	$9,600.00	3/7/2005	Alice Lew	independent contractor	S-8	1/19/2006	n/a
1/19/2006	3,000,000	$9,600.00	$9,600.00	3/7/2005	Jade C. Kim	independent contractor	S-8	1/19/2006	n/a
1/19/2006	3,000,000	$9,600.00	$9,600.00	3/7/2005	Connie K. Castellanos	independent contractor	S-8	1/19/2006	n/a
1/19/2006	3,000,000	$9,600.00	$9,600.00	3/7/2005	William Woo	independent contractor	S-8	1/19/2006	n/a
1/19/2006	3,000,000	$9,600.00	$9,600.00	3/7/2005	Clayton Lee	independent contractor	S-8	1/19/2006	n/a
2/3/2006	3,000,000	$7,500.00	$7,500.00	3/7/2005	Jade C. Kim	independent contractor	S-8	2/3/2006	n/a
2/7/2006	3,000,000	$8,400.00	$8,400.00	3/7/2005	Clayton Lee	independent contractor	S-8	2/7/2006	n/a
2/7/2006	3,000,000	$8,400.00	$8,400.00	3/7/2005	Alice Lew	independent contractor	S-8	2/7/2006	n/a
2/7/2006	3,000,000	$8,400.00	$8,400.00	3/7/2005	Coonie K. Castellanos	independent contractor	S-8	2/7/2006	n/a
2/7/2006	3,000,000	$8,400.00	$8,400.00	3/7/2005	William Woo	independent contractor	S-8	2/7/2006	n/a
2/13/2006	3,000,000	$13,500.00	$13,500.00	3/7/2005	Jade C. Kim	independent contractor	S-8	2/13/2006	n/a
2/13/2006	3,000,000	$13,500.00	$13,500.00	3/7/2005	James Brewer	independent contractor	S-8	2/13/2006	n/a

2/13/2006	3,000,000	$13,500.00	$13,500.00	3/7/2005	James Hancock	independent contractor	S-8	2/13/2006	n/a
2/14/2006	3,000,000	$19,800.00	$19,800.00	3/7/2005	William Woo	independent contractor	S-8	2/14/2006	n/a
2/14/2006	3,000,000	$19,800.00	$19,800.00	3/7/2005	David Stocker	independent contractor	S-8	2/14/2006	n/a
3/3/2006	2,000,000	$11,200.00	$11,200.00	3/7/2005	RCS CPA	independent contractor	S-8	3/3/2006	n/a
3/3/2006	3,000,000	$16,800.00	$16,800.00	3/7/2005	Jade C. Kim	independent contractor	S-8	3/3/2006	n/a
3/3/2006	3,000,000	$16,800.00	$16,800.00	3/7/2005	William Woo	independent contractor	S-8	3/3/2006	n/a
3/9/2006	2,000,000	$10,800.00	$10,800.00	3/7/2005	Jade C. Kim	independent contractor	S-8	3/9/2006	n/a
3/9/2006	2,000,000	$10,800.00	$10,800.00	3/7/2005	James Brewer	independent contractor	S-8	3/9/2006	n/a
3/9/2006	2,000,000	$10,800.00	$10,800.00	3/7/2005	James Hancock	independent contractor	S-8	3/9/2006	n/a
3/9/2006	2,000,000	$10,800.00	$10,800.00	3/7/2005	Connie K. Castellanos	independent contractor	S-8	3/9/2006	n/a
3/9/2006	2,000,000	$10,800.00	$10,800.00	3/7/2005	Alice Lew	independent contractor	S-8	3/9/2006	n/a
3/9/2006	2,000,000	$10,800.00	$10,800.00	3/7/2005	Clayton Lee	independent contractor	S-8	3/9/2006	n/a
3/9/2006	2,000,000	$10,800.00	$10,800.00	3/7/2005	David Stocker	independent contractor	S-8	3/9/2006	n/a
3/22/2006	2,000,000	$12,200.00	$12,200.00	3/7/2005	Barbara Thorpe	independent contractor	S-8	3/22/2006	n/a
3/22/2006	500,000	$3,050.00	$3,050.00	3/7/2005	Trisha Bollman	independent contractor	S-8	3/22/2006	n/a
3/22/2006	2,000,000	$12,200.00	$12,200.00	3/7/2005	Philip Flaherty	independent contractor	S-8	3/22/2006	n/a
3/22/2006	2,000,000	$12,200.00	$12,200.00	3/7/2005	Michael Boga	independent contractor	S-8	3/22/2006	n/a

4/17/2006	2,000,000	$8,200.00	$8,200.00	3/7/2005	William Woo	independent contractor	S-8	4/17/2006	n/a
4/17/2006	2,000,000	$8,200.00	$8,200.00	3/7/2005	Connie K. Castellanos	independent contractor	S-8	4/17/2006	n/a
4/17/2006	2,000,000	$8,200.00	$8,200.00	3/7/2005	Jade C. Kim	independent contractor	S-8	4/17/2006	n/a
4/17/2006	2,000,000	$8,200.00	$8,200.00	3/7/2005	RCS CPA	independent contractor	S-8	4/17/2006	n/a

4/17/2006	1,000,000	$4,100.00	$4,100.00	3/7/2005	Trisha Bollman	independent contractor	S-8	4/17/2006	n/a
4/17/2006	2,000,000	$8,200.00	$8,200.00	3/7/2005	Philip Flaherty	independent contractor	S-8	4/17/2006	n/a
4/17/2006	3,000,000	$12,300.00	$12,300.00	3/7/2005	Steven Lee	independent contractor	S-8	4/17/2006	n/a
5/18/2006	3,000,000	$11,700.00	$11,700.00	3/7/2005	David Stocker	independent contractor	S-8	5/18/2006	n/a
5/22/2006	6,100,000	$24,973.00	$3,745.95	3/7/2005	Kim/Castellanos	employee	S-8	5/22/2006	n/a	$21,227.05
5/23/2006	3,000,000	$9,600.00	$9,600.00	3/7/2005	Steven Lee	independent contractor	S-8	5/23/2006	n/a
5/23/2006	2,000,000	$6,400.00	$6,400.00	3/7/2005	Philip Flaherty	independent contractor	S-8	5/23/2006	n/a
5/24/2006	2,100,000	$7,362.35	$1,104.35	3/7/2005	Jade C. Kim	employee	S-8	5/24/2006	n/a	$6,258.00
5/25/2006	1,000,000	$3,400.00	$510.00	3/7/2005	Connie K. Castellanos	employee	S-8	5/25/2006	n/a	$2,890.00
5/25/2006	1,000,000	$3,505.88	$525.88	3/7/2005	Jade C. Kim	employee	S-8	5/25/2006	n/a	$2,980.00
5/25/2006	300,000	$1,051.76	$157.76	3/7/2005	Connie K. Castellanos	employee	S-8	5/25/2006	n/a	$894.00
5/26/2006	350,000	$1,190.00	$178.50	3/7/2005	Connie K. Castellanos	employee	S-8	5/26/2006	n/a	$1,011.50
6/2/2006	1,350,000	$4,590.00	$688.50	3/7/2005	Connie K. Castellanos	employee	S-8	6/2/2006	n/a	$3,901.50
6/19/2006	2,000,000	$5,200.00	$780.00	3/7/2005	Connie K. Castellanos	employee	S-8	6/19/2006	n/a	$4,420.00
6/29/2006	2,000,000	$4,400.00	$4,400.00	3/7/2005	Philip Flaherty	independent contractor	S-8	6/29/2006	n/a
6/29/2006	6,000,000	$13,200.00	$13,200.00	3/7/2005	Yu Jian Meng	independent contractor	S-8	6/29/2006	n/a

PTS
2005 Employee Stock Incentive Plan
For the year 2006 (cont’d.)

Date	# of Shares	Fair value	Compensation	Registration	Individual	Relationship	Form of	Vesting	restricted	Cash Payment
			Expense recorded	Date		to Company	Award	period	period	requirements

7/14/2006	6,100,000	$15,285.88	$2,292.88	3/7/2005	Jade Kim	employee	S-8	7/14/2006	n/a	$12,993.00
7/18/2006	4,100,000	$11,094.12	$1,664.12	3/7/2005	Connie	employee	S-8	7/18/2006	n/a	$9,430.00
7/25/2006	2,000,000	$4,400.00	$4,400.00	3/7/2005	Phil Flaherty	independent contractor	S-8	7/25/2006	n/a
8/2/2006	650,000	$1,628.82	$244.32	3/7/2005	Jade Kim	employee	S-8	8/2/2006	n/a	$1,384.50
8/15/2006	500,000	$1,150.00	$1,150.00	3/7/2005	Trisha Bollman	independent contractor	S-8	8/15/2006	n/a
8/15/2006	2,000,000	$4,600.00	$4,600.00	3/7/2005	RCS CPA	independent contractor	S-8	8/15/2006	n/a
8/18/2006	1,350,000	$3,382.94	$507.44	3/7/2005	Jade C. Kim	employee	S-8	8/18/2006	n/a	$2,875.50
8/18/2006	2,100,000	$6,522.35	$978.35	3/7/2005	Connie K. Castellanos	employee	S-8	8/18/2006	n/a	$5,544.00
8/18/2006	2,100,000	$6,522.35	$978.35	3/7/2005	Jade C. Kim	employee	S-8	8/18/2006	n/a	$5,544.00
8/18/2006	2,000,000	$8,800.00	$1,320.00	3/7/2005	Jade C. Kim	employee	S-8	8/18/2006	n/a	$7,480.00
8/18/2006	3,100,000	$13,020.00	$1,953.00	3/7/2005	Jade C. Kim	employee	S-8	8/18/2006	n/a	$11,067.00
8/18/2006	3,000,000	$12,600.00	$1,890.00	3/7/2005	Connie K. Castellanos	employee	S-8	8/18/2006	n/a	$10,710.00
8/18/2006	4,000,000	$17,600.00	$2,640.00	3/7/2005	Connie K. Castellanos	employee	S-8	8/18/2006	n/a	$14,960.00
8/24/2006	3,500,000	$10,500.00	$1,575.00	3/7/2005	Connie K. Castellanos	employee	S-8	8/24/2006	n/a	$8,925.00
8/25/2006	2,100,000	$7,362.35	$1,104.35	3/7/2005	Connie K. Castellanos	employee	S-8	8/25/2006	n/a	$6,258.00
8/24/2006	500,000	$1,500.00	$225.00	3/7/2005	Connie K. Castellanos	employee	S-8	8/24/2006	n/a	$1,275.00
8/25/2006	2,000,000	$6,000.00	$6,000.00	3/7/2005	Michael Boga	independent contractor	S-8	8/25/2006	n/a
8/25/2006	2,000,000	$6,000.00	$6,000.00	3/7/2005	Barbara Thorpe	independent contractor	S-8	8/25/2006	n/a
8/25/2006	4,000,000	$12,000.00	$12,000.00	3/7/2005	Phillip Flaherty	independent contractor	S-8	8/25/2006	n/a

8/31/2006	1,000,000	$4,000.00	$600.00	3/7/2005	Jade C. Kim	employee	S-8	8/31/2006	n/a	$3,400.00
8/31/2006	1,000,000	$4,105.88	$615.88	3/7/2005	Jade C. Kim	employee	S-8	8/31/2006	n/a	$3,490.00
8/31/2006	2,400,000	$9,600.00	$1,440.00	3/7/2005	Connie K. Castellanos	employee	S-8	8/31/2006	n/a	$8,160.00
8/31/2006	2,000,000	$8,800.00	$1,320.00	3/7/2005	Jade C. Kim	employee	S-8	8/31/2006	n/a	$7,480.00
9/8/2006	2,000,000	$6,000.00	$6,000.00	3/7/2005	John Buyachek	independent contractor	S-8	9/8/2006	n/a
9/13/2006	2,080,000	$6,240.00	$936.00	3/7/2005	Jade C. Kim	employee	S-8	9/13/2006	n/a	$5,304.00
9/15/2006	1,383,000	$4,149.00	$622.35	3/7/2005	Jade C. Kim	employee	S-8	9/15/2006	n/a	$3,526.65
9/15/2006	1,000,000	$3,105.88	$465.88	3/7/2005	Jade C. Kim	employee	S-8	9/15/2006	n/a	$2,640.00
9/15/2006	2,537,000	$7,611.00	$1,141.65	3/7/2005	Jade C. Kim	employee	S-8	9/15/2006	n/a	$6,469.35
9/15/2006	600,000	$1,920.00	$288.00	3/7/2005	Jade C. Kim	employee	S-8	9/15/2006	n/a	$1,632.00
9/26/2006	2,000,000	$5,200.00	$5,200.00	3/7/2005	RCS CPA	independent contractor	S-8	9/26/2006	n/a

10/5/2006	1,300,000	$4,557.65	$683.65	3/7/2005	Jade C. Kim	employee	S-8	10/5/2006	n/a	$3,874.00
10/5/2006	1,750,000	$6,135.29	$920.29	3/7/2005	Connie K.Castellanos	employee	S-8	10/5/2006	n/a	$5,215.00
10/5/2006	2,100,000	$6,942.35	$1,041.35	3/7/2005	Jade C. Kim	employee	S-8	10/5/2006	n/a	$5,901.00
10/5/2006	3,700,000	$14,800.00	$2,220.00	3/7/2005	Connie K.Castellanos	employee	S-8	10/5/2006	n/a	$12,580.00
10/10/2006	2,750,000	$9,641.18	$1,446.18	3/7/2005	Connie K.Castellanos	employee	S-8	10/10/2006	n/a	$8,195.00
10/10/2006	3,100,000	$12,728.24	$1,909.24	3/7/2005	Jade C. Kim	employee	S-8	10/10/2006	n/a	$10,819.00
10/10/2006	500,000	$1,752.94	$262.94	3/7/2005	Connie K.Castellanos	employee	S-8	10/10/2006	n/a	$1,490.00
10/10/2006	6,300,000	$22,680.00	$3,402.00	3/7/2005	Jade Kim	employee	S-8	10/10/2006	n/a	$19,278.00
10/10/2006	7,000,000	$28,000.00	$4,200.00	3/7/2005	Connie K.Castellanos	employee	S-8	10/10/2006	n/a	$23,800.00
10/10/2006	3,100,000	$13,438.26	$1,437.02	3/7/2005	Connie K.Castellanos	employee	S-8	10/10/2006	n/a	$12,001.24
10/10/2006	3,000,000	$12,519.64	$1,338.79	3/7/2005	Jade C. Kim	employee	S-8	10/10/2006	n/a	$11,180.85
10/18/2006	25,000	$250.00	$37.50	3/7/2005	Connie K.Castellanos	employee	S-8	10/18/2006	n/a	$212.50
10/18/2006	2,000,000	$12,400.00	$12,400.00	3/7/2005	Mike Boga	independent contractor	S-8	10/18/2006	n/a
10/18/2006	2,000,000	$12,400.00	$12,400.00	3/7/2005	Barbara Thorpe	independent contractor	S-8	10/18/2006	n/a
10/18/2006	1,000,000	$6,200.00	$6,200.00	3/7/2005	Marc Applebaum	independent contractor	S-8	10/18/2006	n/a
10/18/2006	1,000,000	$6,200.00	$6,200.00	3/7/2005	Luke Zouvas	independent contractor	S-8	10/18/2006	n/a
10/18/2006	500,000	$3,100.00	$3,100.00	3/7/2005	Trisha Bollman	independent contractor	S-8	10/18/2006	n/a
10/18/2006	6,000,000	$37,628.83	$4,023.84	3/7/2005	Connie K.Castellanos	employee	S-8	10/18/2006	n/a	$33,604.99
10/18/2006	6,100,000	$38,225.81	$4,087.68	3/7/2005	Jade C. Kim	employee	S-8	10/18/2006	n/a	$34,138.13
10/23/2006	250,000	$1,626.47	$243.97	3/7/2005	Connie K.Castellanos	employee	S-8	10/23/2006	n/a	$1,382.50
10/25/2006	1,000,000	$6,200.00	$6,200.00	3/7/2005	Robert Simpson	independent contractor	S-8	10/25/2006	n/a
10/25/2006	1,000,000	$6,200.00	$6,200.00	3/7/2005	Phillip Flaherty	independent contractor	S-8	10/25/2006	n/a
10/26/2006	2,000,000	$18,979.43	$2,029.57	3/7/2005	Connie K.Castellanos	employee	S-8	10/26/2006	n/a	$16,949.86
10/26/2006	2,100,000	$19,929.40	$2,131.15	3/7/2005	Jade C. Kim	employee	S-8	10/26/2006	n/a	$17,798.25
10/27/2006	1,100,000	$7,156.47	$1,073.47	3/7/2005	Connie K.Castellanos	employee	S-8	10/27/2006	n/a	$6,083.00
10/30/2006	1,000,000	$12,505.88	$1,875.88	3/7/2005	Connie K.Castellanos	employee	S-8	10/30/2006	n/a	$10,630.00
10/30/2006	1,000,000	$12,000.00	$1,800.00	3/7/2005	Connie K.Castellanos	employee	S-8	10/30/2006	n/a	$10,200.00
10/30/2006	2,100,000	$29,400.00	$4,410.00	3/7/2005	Connie K.Castellanos	employee	S-8	10/30/2006	n/a	$24,990.00
10/30/2006	725,000	$5,075.00	$761.25	3/7/2005	Connie K.Castellanos	employee	S-8	10/30/2006	n/a	$4,313.75
11/1/2006	2,100,000	$23,100.00	$3,465.00	3/7/2005	Jade C. Kim	employee	S-8	11/1/2006	n/a	$19,635.00
11/1/2006	2,000,000	$28,000.00	$4,200.00	3/7/2005	Jade C. Kim	employee	S-8	11/1/2006	n/a	$23,800.00
11/8/2006	500,000	$4,450.00	$4,450.00	3/7/2005	Robert Simpson	independent contractor	S-8	11/8/2006	n/a
11/10/2006	400,000	$3,760.00	$564.00	3/7/2005	Jade C. Kim	employee	S-8	11/10/2006	n/a	$3,196.00
11/13/2006	1,000,000	$13,300.00	$13,300.00	3/7/2005	Phillip Flaherty	independent contractor	S-8	11/13/2006	n/a
11/13/2006	1,000,000	$13,300.00	$13,300.00	3/7/2005	Mike Boga	independent contractor	S-8	11/13/2006	n/a
11/13/2006	1,000,000	$13,300.00	$13,300.00	3/7/2005	Barbara Thorpe	independent contractor	S-8	11/13/2006	n/a
11/15/2006	1,600,000	$15,680.00	$2,352.00	3/7/2005	Jade C. Kim	employee	S-8	11/15/2006	n/a	$13,328.00
11/15/2006	2,000,000	$20,000.00	$3,000.00	3/7/2005	Connie k.Castellanos	employee	S-8	11/15/2006	n/a	$17,000.00
11/22/2006	305,000	$3,355.00	$503.25	3/7/2005	Jade C. Kim	employee	S-8	11/22/2006	n/a	$2,851.75
11/28/2006	1,000,000	$9,505.88	$1,425.88	3/7/2005	Jade C. Kim	employee	S-8	11/28/2006	n/a	$8,080.00
11/28/2006	292,000	$2,920.00	$438.00	3/7/2005	Jade C. Kim	employee	S-8	11/28/2006	n/a	$2,482.00
11/29/2006	2,000,000	$17,079.49	$1,826.40	3/7/2005	Jade C. Kim	employee	S-8	11/29/2006	n/a	$15,253.09
11/30/2006	2,100,000	$17,335.98	$1,853.82	3/7/2005	Connie K.Castellanos	employee	S-8	11/30/2006	n/a	$15,482.16
12/8/2006	25,000	$184.29	$19.71	3/7/2005	Connie K.Castellanos	employee	S-8	12/8/2006	n/a	$164.58
12/11/2006	1,200,000	$8,529.77	$912.13	3/7/2005	Connie K.Castellanos	employee	S-8	12/11/2006	n/a	$7,617.64
12/12/2006	775,000	$5,153.58	$551.10	3/7/2005	Connie K.Castellanos	employee	S-8	12/12/2006	n/a	$4,602.48
12/13/2006	2,000,000	$15,000.00	$15,000.00	3/7/2005	Phillip Flaherty	independent contractor	S-8	12/13/2006	n/a
12/14/2006	1,403,000	$9,408.35	$1,411.25	3/7/2005	Jade C. Kim	employee	S-8	12/14/2006	n/a	$7,997.10
12/18/2006	1,000,000	$7,305.88	$1,095.88	3/7/2005	Jade C. Kim	employee	S-8	12/18/2006	n/a	$6,210.00
12/26/2006	2,100,000	$9,954.72	$1,064.51	3/7/2005	Jade C. Kim	employee	S-8	12/26/2006	n/a	$8,890.21
TOTAL	293,900,000	$1,436,392	$713,788							$722,604

PTS
2005 Employee Stock Incentive Plan
For the year 2007

Date	# of Shares	Fair value	Compensation	Registration	Individual	Relationship	Vesting	Vesting	Cash Payment
			Expense recorded	Date		to Company	period	period	requirements

1/3/2007	2,000,000	$12,000.00	$1,800.00	3/7/2005	Jade C. kim	employee	1/3/2007	n/a	$10,200.00
1/3/2007	2,100,000	$12,600.00	$1,890.00	3/7/2005	Connie k. castellanos	employee	1/3/2007	n/a	$10,710.00
1/9/2007	2,000,000	$10,000.00	$10,000.00	3/7/2005	Phillip Flaherty	independent contractor	1/9/2007	n/a
1/9/2007	1,000,000	$5,000.00	$5,000.00	3/7/2005	Mike Boga	independent contractor	1/9/2007	n/a
1/9/2007	1,000,000	$5,000.00	$5,000.00	3/7/2005	Barbara Thorpe	independent contractor	1/9/2007	n/a
1/9/2007	1,000,000	$5,000.00	$5,000.00	3/7/2005	Trisha Bollman	independent contractor	1/9/2007	n/a
1/9/2007	2,000,000	$10,000.00	$10,000.00	3/7/2005	RCS CPA	independent contractor	1/9/2007	n/a
1/12/2007	3,100,000	$17,980.00	$2,697.00	3/7/2005	Jade C. kim	employee	1/12/2007	n/a	$15,283.00
1/12/2007	3,000,000	$17,400.00	$2,610.00	3/7/2005	Connie k. castellanos	employee	1/12/2007	n/a	$14,790.00
1/16/2007	1,500,000	$10,050.00	$10,050.00	3/7/2005	Robert C. Simpson	independent contractor	1/16/2007	n/a
1/22/2007	3,000,000	$15,900.00	$2,385.00	3/7/2005	Jade C. kim	employee	1/22/2007	n/a	$13,515.00
1/24/2007	3,100,000	$15,190.00	$2,278.50	3/7/2005	Connie k. castellanos	employee	1/24/2007	n/a	$12,911.50
2/5/2007	2,000,000	$11,000.00	$11,000.00	3/7/2005	Phillip Flaherty	independent contractor	2/5/2007	n/a
2/9/2007	3,000,000	$14,100.00	$2,115.00	3/7/2005	Connie k. castellanos	employee	2/9/2007	n/a	$11,985.00
2/23/2007	4,200,000	$20,391.93	$3,058.79	3/7/2005	Connie k. castellanos	employee	2/23/2007	n/a	$17,333.14
2/23/2007	7,200,000	$31,131.68	$4,669.75	3/7/2005	Jade C. kim	employee	2/23/2007	n/a	$26,461.93
2/26/2007	1,000,000	$4,400.00	$4,400.00	3/7/2005	Marc Applebaum	independent contractor	2/26/2007	n/a
2/26/2007	1,000,000	$4,400.00	$4,400.00	3/7/2005	Luke Zouvas	independent contractor	2/26/2007	n/a
2/26/2007	1,000,000	$4,400.00	$4,400.00	3/7/2005	Jeffrey J. Carter	independent contractor	2/26/2007	n/a
2/28/2007	6,300,000	$28,033.92	$4,205.09	3/7/2005	Trisha Bollman	employee	2/28/2007	n/a	$23,828.83
3/5/2007	2,100,000	$7,879.12	$1,181.87	3/7/2005	Connie k. castellanos	employee	3/5/2007	n/a	$6,697.25
3/5/2007	1,000,000	$3,900.00	$3,900.00	3/7/2005	Alice Lew	independent contractor	3/5/2007	n/a
3/5/2007	2,000,000	$7,800.00	$7,800.00	3/7/2005	Phillip Flaherty	independent contractor	3/5/2007	n/a
3/5/2007	1,000,000	$3,900.00	$3,900.00	3/7/2005	Clayton Lee	independent contractor	3/5/2007	n/a
3/8/2007	2,200,000	$8,160.00	$1,224.00	3/7/2005	Jade C. kim	employee	3/8/2007	n/a	$6,936.00
3/22/2007	1,850,000	$7,030.00	$1,054.50	3/7/2005	Connie k. castellanos	employee	3/22/2007	n/a	$5,975.50
3/21/2007	2,000,000	$7,560.00	$1,134.00	3/7/2005	Jade C. kim	employee	3/21/2007	n/a	$6,426.00
3/29/2007	4,200,000	$8,078.60	$1,211.79	3/7/2005	Trisha Bollman	employee	3/29/2007	n/a	$6,866.81
3/30/2007	1,400,000	$5,338.68	$800.80	3/7/2005	Connie k. castellanos	employee	3/30/2007	n/a	$4,537.88

4/1/2007	2,000,000	$8,000.00	$8,000.00	3/7/2005	RCS CPA	independent contractor	4/1/2007	n/a
4/1/2007	525,000	$1,995.00	$299.25	3/7/2005	Trisha Bollman	employee	4/1/2007	n/a	$1,695.75
4/1/2007	435,000	$1,653.00	$247.95	3/7/2005	Trisha Bollman	employee	4/1/2007	n/a	$1,405.05
4/1/2007	90,000	$342.00	$51.30	3/7/2005	Trisha Bollman	employee	4/1/2007	n/a	$290.70
4/1/2007	525,000	$1,995.00	$299.25	3/7/2005	Trisha Bollman	employee	4/1/2007	n/a	$1,695.75
4/1/2007	525,000	$1,995.00	$299.25	3/7/2005	Trisha Bollman	employee	4/1/2007	n/a	$1,695.75
4/2/2007	525,000	$2,047.50	$307.13	3/7/2005	Jade C. Kim	employee	4/2/2007	n/a	$1,740.38
4/2/2007	525,000	$1,995.00	$299.25	3/7/2005	Jade C .Kim	employee	4/2/2007	n/a	$1,695.75
4/2/2007	525,000	$2,047.50	$307.12	3/7/2005	Jade C .Kim	employee	4/2/2007	n/a	$1,740.37
4/2/2007	525,000	$2,047.50	$307.12	3/7/2005	Jade C. Kim	employee	4/2/2007	n/a	$1,740.37
4/2/2007	625,000	$2,375.00	$356.25	3/7/2005	Connie K. castellanos	employee	4/2/2007	n/a	$2,018.75
4/2/2007	525,000	$1,995.00	$299.25	3/7/2005	Connie K. castellanos	employee	4/2/2007	n/a	$1,695.75
4/2/2007	2,000,000	$7,800.00	$7,800.00	3/7/2005	Phillip Flaherty	independent contractor	4/2/2007	n/a
4/5/2007	1,000,000	$3,700.00	$3,700.00	3/7/2005	Marc Applebaum	independent contractor	4/5/2007	n/a
4/5/2007	1,000,000	$3,700.00	$3,700.00	3/7/2005	Luke Zouvas	independent contractor	4/5/2007	n/a
4/26/2007	2,000,000	$3,800.00	$570.00	3/7/2005	Jade C. Kim	employee	4/26/2007	n/a	$3,230.00
4/26/2007	2,000,000	$3,800.00	$570.00	3/7/2005	Connie K. castellanos	employee	4/26/2007	n/a	$3,230.00
4/26/2007	2,100,000	$3,990.00	$598.50	3/7/2005	Trisha Bollman	employee	4/26/2007	n/a	$3,391.50
5/7/2007	2,000,000	$5,000.00	$5,000.00	3/7/2005	Luke Zouvas	independent contractor	5/7/2007	n/a
5/7/2007	2,000,000	$5,000.00	$5,000.00	3/7/2005	Marc Applebaum	independent contractor	5/7/2007	n/a
5/8/2007	2,200,000	$5,500.00	$825.00	3/7/2005	Connie K. castellanos	employee	5/8/2007	n/a	$4,675.00
5/8/2007	2,200,000	$5,500.00	$825.00	3/7/2005	Trisha Bollman	employee	5/8/2007	n/a	$4,675.00
5/16/2007	2,200,000	$4,620.00	$693.00	3/7/2005	Jade C .Kim	employee	5/16/2007	n/a	$3,927.00
5/21/2007	2,000,000	$4,400.00	$4,400.00	3/7/2005	Phillip Flaherty	independent contractor	5/21/2007	n/a
5/30/2007	2,100,000	$3,990.00	$598.50	3/7/2005	Jade C. Kim	employee	5/30/2007	n/a	$3,391.50
5/30/2007	2,100,000	$3,990.00	$598.50	3/7/2005	Connie K. castellanos	employee	5/30/2007	n/a	$3,391.50
5/30/2007	2,000,000	$3,800.00	$570.00	3/7/2005	Trisha Bollman	employee	5/30/2007	n/a	$3,230.00
5/31/2007	2,200,000	$3,300.00	$495.00	3/7/2005	Jade C. Kim	employee	5/31/2007	n/a	$2,805.00
5/31/2007	2,100,000	$3,150.00	$472.50	3/7/2005	Trisha Bollman	employee	5/31/2007	n/a	$2,677.50
6/18/2007	2,000,000	$3,200.00	$480.00	3/7/2005	Connie K. castellanos	employee	6/18/2007	n/a	$2,720.00
6/21/2007	4,300,000	$5,590.00	$838.50	3/7/2005	Connie K. castellanos	employee	6/21/2007	n/a	$4,751.50
6/1/2007	4,100,000	$5,330.00	$799.50	3/7/2005	Jade C. Kim	employee	6/1/2007	n/a	$4,530.50
6/21/2007	4,200,000	$5,460.00	$819.00	3/7/2005	Trisha Bollman	employee	6/21/2007	n/a	$4,641.00

PTS
2005 Employee Stock Incentive Plan
For the year 2007(cont’d.)

Date	# of Shares	Fair value	Compensation	Registration	Individual	Relationship	Vesting	Vesting	Cash Payment
			Expense recorded	Date		to Company	period	period	requirements

7/1/2007	5,000,000	$6,500.00	$1,000.00	3/7/2005	Jade C. Kim	employee	7/1/2007	n/a	$5,500.00
7/9/2007	3,500,000	$6,300.00	$1,050.00	3/7/2005	Jade C. Kim	employee	7/9/2007	n/a	$5,250.00
7/27/2007	5,000,000	$6,500.00	$1,000.00	3/7/2005	Jade C. Kim	employee	7/27/2007	n/a	$5,500.00
7/27/2007	1,000,000	$1,500.00	$1,500.00	3/7/2005	Patrick Donahoo	independent contractor	7/27/2007	n/a
7/27/2007	1,000,000	$1,500.00	$1,500.00	3/7/2005	Trish Bollman	independent contractor	7/27/2007	n/a
7/27/2007	2,000,000	$3,000.00	$3,000.00	3/7/2005	Robert Scherne	independent contractor	7/27/2007	n/a
7/27/2007	1,000,000	$1,500.00	$1,500.00	3/7/2005	Marc Applbaum	independent contractor	7/27/2007	n/a
7/27/2007	3,000,000	$3,900.00	$600.00	3/7/2005	Connie K. Castellanos	employee	7/27/2007	n/a	$3,300.00
8/7/2007	5,000,000	$6,000.00	$1,000.00	3/7/2005	Jade C. Kim	employee	8/7/2007	n/a	$5,000.00
8/15/2007	5,000,000	$5,000.00	$1,000.00	3/7/2005	Jade C. Kim	employee	8/15/2007	n/a	$4,000.00
8/28/2007	5,000,000	$5,000.00	$1,000.00	3/7/2005	Connie K. Castellanos	employee	8/28/2007	n/a	$4,000.00
9/7/2007	5,000,000	$4,000.00	$1,000.00	3/7/2005	Jade C. Kim	employee	9/7/2007	n/a	$3,000.00
9/26/2007	1,000,000	$800.00	$800.00	3/7/2005	Patrick Donahoo	independent contractor	9/26/2007	n/a
9/26/2007	10,000,000	$8,000.00	$3,000.00	3/7/2005	Connie K. Castellanos	employee	9/26/2007	n/a	$5,000.00

10/1/2007	8,000,000	$5,600.00	$1,600.00	3/7/2005	James Stock	employee	10/1/2007	n/a	$4,000.00
10/1/2007	5,000,000	$3,500.00	$1,000.00	3/7/2005	Connie K. Castellanos	employee	10/1/2007	n/a	$2,500.00
10/3/2007	1,000,000	$1,000.00	$1,000.00	3/7/2005	Trisha Bollman	independent contractor	10/3/2007	n/a
10/3/2007	3,000,000	$3,000.00	$3,000.00	3/7/2005	Robert Scherne	independent contractor	10/3/2007	n/a

10/12/2007	10,000,000	$7,000.00	$2,000.00	3/7/2005	Connie K. Castellanos	employee	10/12/2007	n/a	$5,000.00
10/22/2007	10,000,000	$6,000.00	$1,000.00	3/7/2005	Jade C. Kim	employee	10/22/2007	n/a	$5,000.00
10/25/2007	10,000,000	$7,000.00	$7,000.00	3/7/2005	Philip Flaherty	independent contractor	10/25/2007	n/a
11/19/2007	1,000,000	$500.00	$500.00	3/7/2005	Patrick Donahoo	independent contractor	11/19/2007	n/a
11/19/2007	1,000,000	$500.00	$500.00	3/7/2005	James Stock	independent contractor	11/19/2007	n/a
11/29/2007	5,000,000	$2,000.00	$500.00	3/7/2005	Jade C. Kim	employee	11/29/2007	n/a	$1,500.00
TOTAL	229,900,000	$532,331	$206,642						$325,689

PTS
2005 Employee Stock Incentive Plan
For the year 2008

Date	# of Shares	Fair value	Compensation	Registration	Individual	Relationship	Form of	Vesting	restricted	Cash Payment
			Expense recorded	Date		to Company	Award	period	period	requirements

2/7/2008	2,000,000	$1,400.00	$1,400.00	3/7/2005	Trisha Bollman	independent contractor	S-8	2/7/2008	n/a
2/7/2008	2,000,000	$1,400.00	$1,400.00	3/7/2005	Robert Scherne	independent contractor	S-8	2/7/2008	n/a
2/7/2008	10,000,000	$7,000.00	$2,000.00	3/7/2005	Jade C. kim	employee	S-8	2/7/2008	n/a	$5,000.00
2/12/2008	10,000,000	$5,000.00	$1,000.00	3/7/2005	Jade C. kim	employee	S-8	2/12/2008	n/a	$4,000.00
2/13/2008	1,000,000	$2,600.00	$2,600.00	3/7/2005	Luke Zouvas	independent contractor	S-8	2/13/2008	n/a
2/13/2008	1,000,000	$2,600.00	$2,600.00	3/7/2005	Marc Applebaum	independent contractor	S-8	2/13/2008	n/a
2/13/2008	2,000,000	$5,200.00	$5,200.00	3/7/2005	Phillip Flaherty	independent contractor	S-8	2/13/2008	n/a
2/27/2008	1,000,000	$2,800.00	$2,800.00	3/7/2005	Robert Scherne	independent contractor	S-8	2/27/2008	n/a
3/5/2008	6,000,000	$20,400.00	$20,400.00	3/7/2005	Yu Jian Meng	independent contractor	S-8	3/5/2008	n/a
3/31/2008	3,000,000	$5,400.00	$5,400.00	3/7/2005	Trisha Bollman	independent contractor	S-8	3/31/2008	n/a
3/31/2008	5,000,000	$9,000.00	$9,000.00	3/7/2005	Robert Scherne	independent contractor	S-8	3/31/2008	n/a
3/31/2008	2,000,000	$3,600.00	$3,600.00	3/7/2005	Phillip Flaherty	independent contractor	S-8	3/31/2008	n/a
3/31/2008	1,000,000	$1,800.00	$1,800.00	3/7/2005	Patrick Donahoo	independent contractor	S-8	3/31/2008	n/a

4/24/2008	1,000,000	$1,800.00	$1,800.00	3/7/2005	Jade.C. Kim	independent contractor	S-8	4/24/2008	n/a
4/24/2008	1,000,000	$1,800.00	$1,800.00	3/7/2005	James Strock	independent contractor	S-8	4/24/2008	n/a
6/6/2008	1,000,000	$1,300.00	$1,300.00	3/7/2005	James Strock	independent contractor	S-8	6/6/2008	n/a
6/6/2008	1,000,000	$1,300.00	$1,300.00	3/7/2005	Trisha Bollman	independent contractor	S-8	6/6/2008	n/a
6/6/2008	1,000,000	$1,300.00	$1,300.00	3/7/2005	Jade.C. Kim	independent contractor	S-8	6/6/2008	n/a
6/30/2008	1,000,000	$1,400.00	$1,400.00	3/7/2005	James Strock	independent contractor	S-8	6/30/2008	n/a

7/2/2008	2,000,000	$2,400.00	$2,400.00	3/7/2005	Phillip Flaherty	independent contractor	S-8	7/2/2008	n/a
7/8/2008	1,000,000	$1,400.00	$1,400.00	3/7/2005	Patrick Donahoo	independent contractor	S-8	7/8/2008	n/a
8/7/2008	1,000,000	$1,400.00	$1,400.00	3/7/2005	James Strock	independent contractor	S-8	8/7/2008	n/a
8/7/2008	3,000,000	$4,200.00	$4,200.00	3/7/2005	Robert C Scherne	independent contractor	S-8	8/7/2008	n/a
8/7/2008	2,000,000	$2,800.00	$2,800.00	3/7/2005	Trisha Bollman	independent contractor	S-8	8/7/2008	n/a
8/7/2008	2,000,000	$2,800.00	$2,800.00	3/7/2005	Phillip Flaherty	independent contractor	S-8	8/7/2008	n/a
8/7/2008	5,000,000	$7,000.00	$7,000.00	3/7/2005	Ling Han	independent contractor	S-8	8/7/2008	n/a
9/3/2008	2,000,000	$3,000.00	$3,000.00	3/7/2005	Phillip Flaherty	independent contractor	S-8	9/3/2008	n/a
9/3/2008	1,000,000	$1,500.00	$1,500.00	3/7/2005	Jade C.Kim	independent contractor	S-8	9/3/2008	n/a

10/1/2008	2,000,000	$1,600.00	$1,600.00	3/7/2005	Phillip Flaherty	independent contractor	S-8	10/1/2008	n/a
10/1/2008	2,000,000	$1,600.00	$1,600.00	3/7/2005	Trisha Bollman	independent contractor	S-8	10/1/2008	n/a
10/1/2008	2,000,000	$1,600.00	$1,600.00	3/7/2005	James Strock	independent contractor	S-8	10/1/2008	n/a
11/3/2008	1,000,000	$1,300.00	$1,300.00	3/7/2005	Patrick Donahoo	independent contractor	S-8	11/3/2008	n/a
TOTAL	78,000,000	$109,700.00	$100,700.00							$9,000.00